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                            March 21, 2021

       Isaac Kim
       Co-Chief Executive Officer
       Elliott Opportunity II Corp.
       Phillips Point, East Tower
       777 S. Flagler Drive, Suite 1000
       West Palm Beach, FL 33401

                                                        Re: Elliott Opportunity
II Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-253328

       Dear Mr. Kim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Other Considerations, page 8

   1. You describe conflicts of interest on page 72 in circumstances where the founder shares become worthless
without an initial business combination. Please also disclose in quantitative and
qualitative terms how economic incentives could result in substantial misalignment of
interests where an initial business combination does occur. For example, since your sponsor and
officers and directors acquired 20% of your ordinary shares for approximately $0.002
per share and the offering is for $10.00 a share, the officers and directors could make a
substantial profit after the initial business combination even if public investors
experience substantial losses. Please revise here in the Summary and in
 Isaac Kim
Elliott Opportunity II Corp.
March 21, 2021
Page 2
       Risk Factors accordingly.
2. We note the affiliation with another Special Purpose Acquisition Company, Elliott
       Opportunity I. Please revise to disclose how management will determine the order of priority for which SPAC will be used and the extent to which sponsors of the SPACs have complete discretion -- subject to fiduciary obligations -- when determining which SPAC to use for a target opportunity.
Principal Shareholders, page 134

3. Please revise to identify the natural person(s) who hold investment control over the securities held by Elliott International, L.P. and Elliott Associates,
L.P.
General

4. We note your disclosure on pages 3 and 93 regarding your expectation to benefit from
       Elliott Investment Management L.P.   s long history of investing in both
public and private
       companies in the technology space and that you will have access to
Elliott   s platform of
       team members, deal prospects, and network, etc. Aside from your status as a portfolio investment, please clarify if you any agreement, arrangement or understanding with Elliott regarding the provision of these services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameIsaac Kim
                                                            Division of
Corporation Finance
Comapany NameElliott Opportunity II Corp.
                                                            Office of Real
Estate & Construction
March 21, 2021 Page 2
cc:       Pedro Bermeo, Esq
FirstName LastName